SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AMENDMENT NO. 1

to

SCHEDULE TO

NeoMagic Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Warrants to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

640497202

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Douglas R. Young

Chief Executive Officer

NeoMagic Corporation

3250 Jay Street

Santa Clara, California 95054

(408) 988-7020

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Ann Yvonne Walker, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$3,078,167.70	$95

*	Calculated solely for purposes of determining the filing fee. This amount assumes that warrants to purchase 1,250,000 shares of common stock of NeoMagic Corporation having an aggregate value of $3,078,167.70 as of June 21, 2007 will be amended pursuant to this offer. The aggregate value of such warrants was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$95.	Filing party:	NeoMagic Corporation
Form or Registration No.:	005-52197	Date filed:	June 28, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 (this “Amendment’) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by NeoMagic Corporation, a Delaware corporation (“NeoMagic” or the “Company”) with the Securities and Exchange Commission on June 28, 2007 relating to the offer by the Company (the “Offer”) to amend, at the election of the applicable warrantholder, certain warrants to purchase NeoMagic common stock originally issued by NeoMagic on December 6, 2006 (the “Eligible Warrants”). As set forth under the Offer to Amend Certain Outstanding Warrants, dated June 28, 2007 (the “Offer to Amend”), which was filed as Exhibit (a)(1)(a) to the Schedule TO, eligible warrantholders were offered the ability to amend their Eligible Warrants so that (i) the Eligible Warrants, as amended (the “Amended Warrants”), would no longer be exercisable for cash and (ii) the Amended Warrants would be exercisable at any time during their term in a net exercise.

The information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Amend.

This Amendment is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. This Amendment is made to report the final results of the Offer.

Item 4.	Terms of the Transaction

Item 4 of the Schedule TO is hereby amended by adding the following sentences:

The Offer expired at 4:00 p.m., Pacific Time, on July 27, 2007. The Company has accepted for amendment Eligible Warrants to purchase an aggregate of 1,200,000 shares of the Company’s common stock, representing 96% of the Eligible Warrants. The Company has amended these warrants effective immediately following the expiration of the Offer and has sent the fully executed Amendments to Warrants (which, together with the related Eligible Warrants, constitute the Amended Warrants) to the respective warrantholders, in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

NEOMAGIC CORPORATION

/s/ Douglas R. Young
Douglas R. Young
President and Chief Executive Officer

Date: August 2, 2007